UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.    )*

Atlantic Coast Financial Corporation
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

048426100
(CUSIP Number)

Bhanu Choudhrie 1 Vincent Square London, SW1P 2PN +44-207-630-0808
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 3, 2013
(Date of Event with Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ♦.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAMES OF REPORTING PERSONS Bhanu Choudhrie
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
	7	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 1,409,077
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,409,077
11		AGGREGATE AMOUNT OWNED BENEFICIALLY BY EACH REPORTING PERSON 1,409,077
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (see instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.09%
14		TYPE OF REPORTING PERSON (see instructions) IN, HC

1		NAMES OF REPORTING PERSONS Emblem Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 1,409,077
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,409,077
11		AGGREGATE AMOUNT OWNED BENEFICIALLY BY EACH REPORTING PERSON 1,409,077
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (see instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.09%
14		TYPE OF REPORTING PERSON (see instructions) OO

1		NAMES OF REPORTING PERSONS Emblem Capital Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
	7	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 1,409,077
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,409,077
11		AGGREGATE AMOUNT OWNED BENEFICIALLY BY EACH REPORTING PERSON 1,409,077
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (see instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.09%
14		TYPE OF REPORTING PERSON (see instructions) CO

Item 1.  Security and Issuer.

This statement on Schedule 13D (this “Statement”)  relates to shares of the common stock, par value $0.01 per share (the “Common Stock”), of Atlantic Coast Financial Corporation, a Maryland corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 10151 Deerwood Park Blvd., Building 200, Suite 100, Jacksonville, FL 32256.

Item 2.  Identity and Background.

(a)  This statement is jointly filed by and on behalf of each of Bhanu Choudhrie (“Mr. Choudhrie”), Emblem Capital Limited, a corporation organized under the laws of the British Virgin Islands (“Emblem Capital”) and Emblem Investments LLC, a limited liability company organized under the laws of the state of Delaware (“Emblem Investments”) (collectively, the “Reporting Persons”).  As of the date of this Statement, Mr. Choudhrie owns all of the outstanding shares of Emblem Capital, and Emblem Capital is the sole member of Emblem Investments.  The Reporting Persons are filing this Statement jointly pursuant to a Joint Filing Agreement dated as of April 23, 2014  (the “Joint Filing Agreement”), a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Each of the Reporting Persons declares that neither the filing of this Statement nor anything contained herein shall be construed as an admission that such Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the shares of Common Stock covered by this Statement.

(b)  The business address of Mr. Choudhrie is 1 Vincent Square, London, SW1P 2PN, United Kingdom.  The business address  of Emblem Investments is 60 E 42nd Street, Suite 3110, c/o Quatro Management Inc., New York, New York 10165, and the business address of Emblem Capital is c/o Loeb, Block & Partners LLP, 505 Park Avenue, New York, NY 10022.

(c)   The present principal occupation of Mr. Choudhrie is serving as a director of each of the Issuer, Customers Bancorp, Inc. in southeastern Pennsylvania and Quatro Management Inc. in New York.  The principal business of Emblem Capital is investments.  Emblem Investments was formed for the sole purpose of holding shares of the Issuer.

(d)  No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)   Mr. Choudhrie is a citizen of the United Kingdom.

Item 3.  Source and Amount of Funds or Other Consideration.

The shares of Common Stock owned by Emblem Investments were purchased with personal funds of Mr. Choudhrie in two public offerings by the Issuer:  120,000 shares in February 2011 for approximately $1,200,000, and 1,289,077 shares in December 2013 for approximately $4,834,000.

Item 4. Purpose of Transaction.

The shares of Common Stock owned by Emblem Investments were purchased for investment purposes.  No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.  However, the Reporting Persons may exercise any and all of their rights as shareholders of the Issuer in a manner consistent with their ownership interests and investment objectives.  The Reporting Persons reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to the shares of Common Stock they own of record and/or beneficially, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D and any other actions as the Reporting Persons may determine.

Item 5.  Interest in Securities of the Issuer.

(a)  The aggregate percentage of shares reported owned by the Reporting Persons is based upon 15,509,061 shares of Common Stock outstanding as of March 3, 2014,  according to the Issuer’s Annual Report on Form 10-K, for the year ended December 31, 2013, filed with the Commission on March 14, 2014.  As of the close of business on April 22, 2014, Mr. Choudhrie, through his ownership and control of Emblem Capital and Emblem Investments, beneficially owned 1,409,077 shares of Common Stock, constituting approximately 9.09% of the shares of Common Stock outstanding.

(b)   Mr. Choudhrie, Emblem Capital and Emblem Investments may be considered to have shared power to vote or direct the vote, and shared power to dispose or direct the disposition of, the 1,409,077 shares of Common Stock identified in paragraph (a).

(c)  None of the Reporting Persons has conducted any transactions in Issuer securities during the past sixty days.

(d)  No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock owned by each of them.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On April 23, 2014, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law.  A copy of this agreement is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Other than as described in Items 2, 3, 5 and 6 hereof and the document attached as an exhibit hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

The following documents are filed as exhibits:

Exhibit No.	Exhibit Name
99.1	Joint Filing Agreement, dated as of April 23, 2014, by and among Bhanu Choudhrie, Emblem Capital Limited and Emblem Investments LLC

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  April 23, 2014

BHANU CHOUDHRIE

/s/ Bhanu Choudhrie
Bhanu Choudhrie

EMBLEM CAPITAL LIMITED

By: H.T.M. Services Ltd.
Authorized Signatories

/s/ Annette Mactavious
By: Annette Mactavious

/s/ Juan Carlos Quezeda
By: Juan Carlos Quezeda

EMBLEM INVESTMENTS LLC

By: /s/ Bhanu Choudhrie
Bhanu Choudhrie
Manager